Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-146767
November 5, 2007
China Nepstar Chain Drugstore Ltd.
     China Nepstar Chain Drugstore Ltd., or China Nepstar, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents China Nepstar has filed with the SEC for more complete information about China Nepstar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents China Nepstar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, China Nepstar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866 471 2526 (calling this number is not toll free outside the United States). You may also access China Nepstar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1414850/000114554907001888/h01354a3fv1za.htm.
     This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to China Nepstar’s Registration Statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on November 5, 2007. All references to page numbers are to the page numbers of Amendment No. 3.
CAPITALIZATION
     The “Pro Forma, As Adjusted” column of the Capitalization Table has been amended to include the effect of share-based compensation charge upon the consummation of this offering. The relevant disclosures (as amended) on pages 40 and 41 are set forth below:
     The following table sets forth our capitalization as of June 30, 2007:
•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A redeemable convertible preferred shares into 50,000,000 ordinary shares upon completion of this offering; and

•	on a pro forma, as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A redeemable convertible preferred shares into 50,000,000 ordinary shares upon completion of this offering, (2) the issuance and sale of 41,250,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs, and (3) the effect of recognizing share-based compensation expenses upon the consummation of this offering in respect of vested employee share options as of June 30, 2007.
     As of the date of this prospectus, there has been no material change to our capitalization as set forth below. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		Pro Forma		Pro Forma, As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series A redeemable convertible preferred shares, US$0.0001 par value; 120,000,000 shares authorized and 50,000,000 shares issued and outstanding, nil share issued and outstanding pro forma and pro forma, as adjusted	243,195	31,949	—	—	—	—
Shareholders’ equity:
Share capital— ordinary shares, US$0.0001 par value, 240,000,000 shares authorized and 115,000,000 shares issued and outstanding, 165,000,000 shares issued and outstanding pro forma and 206,250,000 shares issued and outstanding pro forma, as adjusted(1)	95	12	134	17	165	21
Additional paid-in capital(2)(3)	50,954	6,694	294,110	38,638	2,065,236	271,313
Accumulated other comprehensive loss	(533)	(70)	(533)	(70)	(533)	(70)
Accumulated deficit(3)	(18,294)	(2,403)	(18,294)	(2,403)	(25,574)	(3,359)
Total shareholders’ equity(2)	32,222	4,233	275,417	36,182	2,039,294	267,905
Total capitalization(2)	32,222	4,233	275,417	36,182	2,039,294	267,905

(1)	Excludes 8,674,000 ordinary shares issuable upon the exercise of employee share options outstanding as of June 30, 2007.

(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$19.2 million on a pro forma, as adjusted basis, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

(3)	Reflects the recognition of share-based compensation expenses upon the consummation of this offering in respect of vested employee share options as of June 30, 2007 on a pro forma, as adjusted basis, which results in an increase in additional paid-in capital and accumulated deficit of RMB7.28 million (US$0.96 million).
DILUTION
     The disclosure on page 42 under “DILUTION” has been amended to present China Nepstar’s historical net tangible value and per share amount that includes only its common equity. In addition, the effect of the conversion of China Nepstar’s Series A redeemable convertible preferred shares in determining its pro forma net tangible book value and per share amount has also been separated presented. The relevant disclosures (as amended) on page 42 are set forth below:

     If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
     Our historical net tangible book value as of June 30, 2007 was approximately RMB43.6 million (US$5.7 million), or RMB0.38 (US$0.05) per ordinary share and US$0.1 per ADS. Our net tangible book value as of June 30, 2007, on a pro forma basis, reflecting the automatic conversion of all outstanding convertible redeemable preferred shares into our ordinary shares, as if the conversion occurred on June 30, 2007, was RMB286.8 million (US$37.7 million), or RMB1.74 (US$0.23) per ordinary share and US$0.46 per ADS. Our historical tangible book value represents the amount of our total assets, minus the amount of our total liabilities, Series A redeemable convertible preferred shares and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
     Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to the automatic conversion of our Series A redeemable convertible preferred shares into ordinary shares upon completion of this offering, and our sale of the ADSs offered in this offering, at the assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2007 would have increased to US$269.4 million or US$1.31 per ordinary share and US$2.62 per ADS assuming no exercise of the underwriters’ option to purchase additional ADSs. This represents an immediate increase in net tangible book value of US$1.08 per ordinary share and US$2.16 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$4.94 per ordinary share and US$9.88 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$	6.25
Historical net tangible book value per ordinary share as of June 30, 2007	US$	0.05
Net tangible book value per ordinary share as of June 30, 2007, on a pro forma basis, reflecting the automatic conversion of our Series A redeemable convertible preferred shares into ordinary shares	US$	0.23
Net tangible book value per ordinary shares as of June 30, 2007 after giving effect to this offering, and the automatic conversion of our Series A redeemable convertible preferred shares into ordinary shares	US$	1.31
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	4.94
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	9.88
     A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$19.2 million, or by US$0.09 per ordinary share and by US$0.18 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs, and after deducting underwriting discounts and commissions and other offering expenses payable by us.